UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-26829

(Check one)

☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 26, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full name of registrant: Tully’s Coffee Corporation

Address of principal executive office (Street & Number): 3100 Airport Way South

City, State and Zip Code: Seattle, WA 98134

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In response to recently announced financial statement restatements by a number of public companies, the American Institute of Certified Public Accountants (“AICPA”) requested that the Office of the Chief Accountant of the SEC clarify the interpretation of certain accounting issues and their application under generally accepted accounting principles relating to operating leases. On February 7, 2005, the staff of the Office of the Chief Accountant of the SEC provided its views to the AICPA.

Tully’s management has reviewed these developments with the audit committee of the board of directors and with its independent registered public accountants. As a consequence of these developments, Tully’s management is conducting an analysis of Tully’s accounting with respect to its operating leases. In order to provide for sufficient time to complete this analysis and for a review of the results by the company’s independent registered public accountants, Tully’s has filed for a notification of late filing for its quarterly report on Form 10-Q for the fiscal quarter ended December 26, 2004, which was due to have been filed with the SEC by February 9, 2005. Sufficient time will be required to complete this analysis and allow a review of the results by the company’s independent registered public accountants.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

KRISTOPHER S. GALVIN	(206)		233-2070
(Name)	(Area Code	)	(Telephone Number	)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TULLY’S COFFEE CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 9, 2005	By:	/s/ Kristopher S. Galvin
Kristopher S. Galvin
Executive Vice-President and Chief Financial Officer

Exhibit 1

Additional Information in Response to Part IV, Item (3)

In its letter to the AICPA, the SEC staff stated, among other things, that leasehold improvements in an operating lease should be amortized by the lessee over the shorter of the economic life of the improvements or the lease term (which should include lease renewal periods only when they are “reasonably assured” as that term is contemplated by Statement of Financial Accounting Standards No. 13), and that the SEC staff believes its views are based upon existing accounting literature (as opposed to a new interpretation of generally accounting accepted principles). Tully’s preliminary evaluation has identified a number of its leases where the leasehold improvements were amortized over an estimated economic life that included lease renewal options, and Tully’s is reevaluating this in the analysis of its operating lease accounting. Tully’s is analyzing the potential effects on its third-quarter and prior period financial statements. Because the analysis involves the reevaluation of a relatively large number of individual store leases over a period of multiple years, it is not currently possible to estimate the impact of any adjustment.